SurePure, Inc.

405 Lexington Avenue, 25th Floor

New York, NY 10174

August 25, 2015

Mr. Martin James

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington, DC 20549

SurePure, Inc.

Form 10-K for the Year Ended December 31, 2015

Filed March 30, 2015

Form 10-Q for the Quarterly Period Ended June 30, 2015

Filed July 28, 2015

File No. 000-54172

Dear Mr. James:

We are writing with respect to your letter dated July 30, 2015 and the telephone call received by our counsel on August 21, 2015.

The Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise if there are any further comments.

Very truly yours

/s/ Stephen M. Robinson